Exhibit 4.2

FIRST AMENDMENT TO THE

VERIZON SAVINGS AND SECURITY PLAN

FOR MID-ATLANTIC ASSOCIATES

This Amendment is adopted this 13th day of May, 2015.

WHEREAS, Verizon Communications Inc. (Verizon) maintains the Verizon Savings and Security Plan for Mid-Atlantic Associates (Savings Plan);

WHEREAS, Section 20.1 of the Savings Plan provides that the plan shall be automatically amended to incorporate any amendments required by the Internal Revenue Service as a condition for the issuance of a favorable determination letter on the qualified status of the plan; and

WHEREAS, the Internal Revenue Service has requested certain amendments to the Savings Plan as a condition for the issuance of a favorable determination letter.

NOW, THEREFORE, effective as of January 1, 2015, the Plan is hereby amended as follows.

1.    The definition of “Value” in Section 2 of the Savings Plan is amended to read in its entirety as follows.

Value

•	With respect to Verizon Shares Value shall be determined as of the Valuation Date for purposes of the valuation of Accounts under the Plan, and shall be determined as of the date of any purchase of Verizon Shares from Verizon for purposes of Section 12 (“Duties of Trustee”), and shall mean market value based on the closing price per share on the applicable date.

•	With respect to Funds other than the Verizon Shares Fund or the Income Fund, Value shall be determined by the Trustee at the fair market value on the close of business on each Valuation Date. The Trustee in the reasonable exercise of its discretion shall determine fair market value.

•	With respect to the assets of the Income Fund which are invested with one or more insurance companies or other financial institutions and guarantee by contract the repayment of principal plus a specified rate of interest for a specified period of time shall be determined as of each Valuation Date by the Trustee based upon the principal then invested in the contracts plus accrued interest.

•

With respect to other assets in the Income Fund such as U. S. Government, Government agency or corporate market-value bonds, shall be determined on the Valuation Date by the Trustee based upon the value determined on the last Valuation Date of the prior month from the exchange on which they are primarily traded plus a crediting rate determined by the “wrapper” provider. For purposes of this definition, the term “wrapper” means a contract issued by a financial institution that provides the guarantee that the liquidation value of the assets equals the book value in the event of benefit payments or contract maturity. The contract provides a guaranteed minimum crediting rate (no less than zero); treats participant withdrawals and transfers at book value regardless of changes in interest rates that would otherwise affect the underlying value of the portfolio being wrapped; and transforms gains and losses in the underlying portfolio into adjustments to future interest crediting rates.

2.    The definition of “Verizon Shares” in Section 2 of the Savings Plan is amended to read in its entirety as follows.

Verizon Shares

Verizon Shares shall mean the common shares of Verizon which are readily tradable on an established securities market and which constitute “employer securities” as defined by Code section 409(l).

3.    Section 6.3.3 of the Plan is amended to read in its entirety as follows.

6.3.3    Correcting Excess Annual Additions

Section 31.4 of the Plan sets forth the provisions that apply to the correction of Annual Additions which exceed the applicable limitation under Code section 415.

4.    Section 6.3.4 of the Plan is hereby deleted and Section 6.3.5 is renumbered as Section 6.3.4.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first set forth above.

Verizon Communications Inc.

By:	/s/ Marc Schoenecker
Marc Schoenecker

Legal Counsel to the Verizon Employee Benefits Committee